Exhibit 99.1

ChinaCache International Holdings Ltd. Announces Second Quarter 2011 Financial Results

BEIJING, Aug. 15, 2011 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading provider of Internet content and application delivery services in China, today announced its unaudited interim condensed consolidated financial results for the Company’s second quarter ended June 30, 2011.

Highlights for the Second Quarter of 2011

•      Net revenues in the second quarter were RMB148.4 million (US$23.0 million), representing a 8.8% increase from the previous quarter, and 57.2% increase from the corresponding period in 2010.

•      Operating profit in the second quarter was RMB0.9 million (US$0.1 million), compared to an operating income of RMB5.3 million in the first quarter of 2011 and loss of RMB1.2 million in the corresponding period in 2010.

•      Adjusted EBITDA (Non-GAAP) was RMB31.1 million (US$4.8 million), a 5.7% increase from the previous quarter and 12.1% increase from the corresponding period in 2010.

•      Net loss in the second quarter was RMB5.7 million (US$0.9 million), compared to net income of RMB 3.2 million in the first quarter and RMB10.7 million in the corresponding period in 2010.

•      Adjusted net income (Non-GAAP) was RMB10.6 million (US$1.6 million) in the second quarter, compared to RMB 11.7 million in the first quarter and RMB25.2 million in the corresponding period in 2010.

“We are delighted to report another strong quarter with revenues up by 57.2% from the second quarter last year,” said Mr. Song Wang, co-founder, Chairman and Chief Executive Officer of ChinaCache. “We continued to solidify ChinaCache’s industry leading position, expanding market share and acquiring clients across each of our business verticals.”

“While China’s Internet industry is experiencing explosive traffic growth, the penetration rate of CDN services is still very low compared to mature markets,” Mr. Wang continued. “As Chinese companies grow in size and sophistication, we expect to see increasing numbers of customers choosing to save resources and improve end-user service by leveraging outsourced CDN services. I am confident that with China’s largest and most advanced content delivery network, ChinaCache is well positioned to be the long term industry leader.”

Ms. Jackie You Kazmerzak, Chief Financial Officer of ChinaCache, said, “We were encouraged by the continuing strong top-line growth this quarter. Our ability to maintain strong ASPs this quarter in the face of competition demonstrates that customers acknowledge the value of partnering with the recognized leader in China’s CDN industry. To further strengthen our core competencies in anticipation of strong industry growth, we plan to accelerate our planned investment in expanding our network reach, our talent pool and our technology repertoire.”

Financial Results for the Second Quarter of 2011

Net revenues for the second quarter 2011 were RMB148.4 million (US$23.0 million), representing an 8.8% increase from the first quarter of 2011 and a 57.2% increase from the corresponding period in 2010.

Cost of revenues for the quarter increased by 10.2% quarter-over-quarter and 60.1% year-over-year to RMB102.9 million (US$15.9 million), primarily due to the purchase of more bandwidth to prepare for business in the pipeline. Cost of revenues as a percentage of net revenues was 69.3%, compared to 68.1% in the corresponding period in 2010. Non-GAAP gross profit as a percentage of net revenues, which excludes share-based compensation and depreciation and amortization expenses, was 42.0%, compared to 43.5% in the first quarter and 49.6% in the corresponding period in 2010.

Sales and marketing expenses for the quarter increased by 24.3% from the previous quarter to RMB17.3 million (US$2.7 million) and increased by 1.4% year-over-year. Non-GAAP sales and marketing expenses, which exclude share-based compensation expenses, were RMB14.7 million (US$2.3 million), a 20.3% increase from the previous quarter and 24.0% increase from the corresponding period in 2010.

General and administrative expenses for the quarter decreased by 20.8% over the previous quarter to RMB12.2 million (US$1.9 million) primarily due to certain professional fees associated with the Company’s aborted follow-on offering in the first quarter of 2011, and increased by 45.3% year-over-year primarily due to the costs associated with being a public company. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were RMB9.4 million (US$1.5 million), a 15.9% decrease from the previous quarter and 126.4% increase from the corresponding period in 2010.

Research and development expenses for the quarter increased by 17.7% over the previous quarter to RMB9.1 million (US$1.4 million) and increased by 56.3% year-over-year. Non-GAAP research and development expenses, which exclude share-based compensation expenses, were RMB7.9 million (US$1.2 million), a 13.9% increase from the previous quarter and 125.5% increase from the corresponding period in 2010.

Total share-based compensation expenses, which were allocated to related costs of revenues and operating expense line items, were RMB7.7 million (US$1.2 million) in the second quarter of 2011, compared to RMB7.4 million in the previous quarter and RMB14.2 million in the corresponding period in 2010.

Operating profit was RMB0.9 million (US$0.1 million) in the second quarter of 2011, compared to an operating profit of RMB5.3 million in the previous quarter and an operating loss of RMB1.2 million in the corresponding period in 2010. The expense of RMB6.0million on post-acquisition settlement consideration was accrued for during the quarter and results from a revaluation of contingent liabilities as JNET’s performance turned out better than expected, which caused the Company to adjust upward its future performance projections. Non-GAAP operating profit, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB14.6 million (US$2.3 million), a 9.3% increase from RMB13.4 million in the first quarter and an 11.9% increase from RMB13.0 million in the corresponding period in 2010. Non-GAAP operating margin, which represents non-GAAP operate profit as a percentage to total net revenues, for the quarter was 9.8%, compared to 13.8% in the corresponding period in 2010.

Income tax expense was RMB3.5 million (US$0.5 million) in the second quarter of 2011, compared to income tax expense of RMB0.3 million in the first quarter of 2011 and income tax benefit of RMB 12.9 million in the corresponding period in 2010. The main cause was a reversal of deferred tax assets during the current period as some of the Company’s subsidiaries turned profitable during the quarter.

Net loss was RMB5.7 million (US$0.9 million) in the second quarter of 2011, compared to a net income of RMB3.2 million in the first quarter of 2011 and a net income of RMB10.7 million in the corresponding period in 2010. Basic and diluted net loss per American Depositary Share (“ADS”) for the second quarter of 2011 was RMB0.23 (US$0.04) and RMB0.23 (US$0.04), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (Non-GAAP), defined as net income before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was RMB10.6million (US$1.6 million), compared to an adjusted net income of RMB11.7 million in the first quarter of 2011 and RMB25.2 million in the corresponding period in 2010. Non-GAAP basic and diluted earnings per ADS for the second quarter of 2011 amounted to RMB0.44 (US$0.07) and RMB0.42 (US$0.07), respectively.

Adjusted EBITDA (Non-GAAP), defined as EBITDA excludes share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration, was RMB31.1million (US$4.8 million), compared to an adjusted net income of RMB29.5 million in the first quarter of 2011 and RMB27.8 million in the corresponding period in 2010.

Capital Resources

As of June 30, 2011, the Company had cash and cash equivalents of RMB446.0 million (US$69.0million).  In addition, the Company had an investment amounting to RMB97.8 million (US$15.1 million) in an RMB denominated short term fixed income fund which is accounted for as Available-for-Sale-Investment under Non-current Assets. The capital expenditures for the second quarter of 2011 were RMB1.8 million (US$0.3 million).

Under the share repurchase program announced in late June 2011, as of the market close on August 10, 2011, ChinaCache had repurchased 374,129 ADSs for approximately US$3.0 million. The Company currently has approximately 24 million ADSs outstanding.

Financial Results for the First Six Months of 2011

Net revenues in the first six months of 2011 were RMB284.8 million (US$44.1 million), representing a 67.2% increase from the corresponding period in 2010.

Cost of revenues in the first six months of 2011 increased by 65.7% year-over-year to RMB196.3 million (US$30.4 million), primarily due to the purchase of more bandwidth, collocation and storage facilities, increase of depreciation and increased staff cost. Cost of revenues as a percentage of net revenues was 68.9% compared to 69.6% in the corresponding period in 2010. Non-GAAP cost of revenues as a percentage of net revenues, which exclude the effects of share-based compensation expenses, was 68.3% in the first six months of 2011, compared to 67.4% in the corresponding period 2010.

Sales and marketing expenses in the first six months of 2011 were RMB31.2 million (US$4.8 million), representing an increase of 12.9% from the previous year, mainly due to the increase in personnel related expenses and marketing expenses. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, were RMB26.9 million (US$4.2 million), a 36.1% increase from the previous year.

General and administrative expenses in the first six months of 2011 were RMB27.6 million (US$4.3 million), representing an increase of 65.3% from the previous year. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were RMB20.5 million (US$3.2 million) in 2011, a 101.4% increase from the previous year.

Research and development expenses in the first six months of 2011 were RMB16.8 million (US$2.6 million), representing an increase of 62.6% from the previous year. Non-GAAP research and development expenses, which exclude share-based compensation expenses, were RMB14.9 million (US$2.3 million), a 117.0% increase from the previous year.

Total share-based compensation expenses in the first six months of 2011, which were allocated to related costs of revenues and operating expense line items, were RMB 15.1 million (US$2.3 million), compared to RMB21.5 million in the previous year.

Operating profit in the first six months of 2011 was RMB6.2 million (US$1.0 million), as compared to a loss of RMB33.5 million in the corresponding period in 2010. Non-GAAP operating profit, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB27.9 million (US$4.3 million), compared to RMB18.7 million in the first six months of 2010.

Income tax expense in the first six months of 2011 was RMB3.9 million (US$0.6 million), compared to income tax benefit of RMB11.8 million in the previous year.

Net Loss in the first six months of 2011 was RMB2.5 million (US$0.4 million), compared to a net loss of RMB24.2 million in 2010. Basic and diluted loss per ADS for the first six months in 2011 were RMB0.10 (US$0.02) and RMB0.10 (US$0.02), respectively.

Adjusted net income (Non-GAAP) was RMB22.3 million (US$3.4 million) in 2011, compared to an adjusted net income of RMB28.6 million in the first six months in 2010. Non-GAAP basic earnings per ADS for the first six months of 2011 amounted to RMB0.92 (US$0.14)

Adjusted EBITDA (Non-GAAP) was RMB60.6 million (US$9.4 million) in the first six months of 2011, representing a 25.5% increase from the previous year.

Outlook for the Company’s Third Quarter of 2011

ChinaCache currently expects to generate total net revenues in an amount ranging from RMB155 million (US$24 million) to RMB160 million (US$25 million) for the third quarter of 2011, representing a 42% to 47% year-over-year increase from the corresponding period of 2010, a 4.4% to 7.8% quarter-over-quarter increase from the previous quarter.  This forecast reflects ChinaCache’s current and preliminary view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss the results at 8:30 PM Eastern Daylight Time (EDT) on August 15, 2011, which corresponds to 8:30 AM Beijing time on August 16, 2011.

The dial-in details for the live conference call are as follows:

•      U.S. toll free number: +1 (866) 405-2350

•      Hong Kong dial-in number: +852 2561-8854

•      International dial-in number: +65 6723-9388

•      Conference ID: 8624-1166

A live and archived webcast of the conference call will be available on the Investor Relation section of ChinaCache’s website at www.ChinaCache.com.

A replay of the conference call will also be available until August 22, 2011 by dialing:

•      International dial-in number: +61 (2) 8235-5000

•      Conference ID: 8624-1166

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading provider of Internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit www.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, adjusted net income (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

To present non-GAAP cost of revenues, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post acquisition settlement consideration.

The Company defines adjusted net income as net income (loss) before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration and other expenses that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•      Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•      they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•      they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•      they do not reflect income taxes or the cash requirements for any tax payments;

•      although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•      while share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•      other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollar are based on the effective exchange rate of 6.4635 as of June 30, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2010, as filed with the Securities and Exchange Commission on April 21, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report for fiscal year 2010.  Our actual results of operations for the second quarter of 2011 are not necessarily indicative of our operating results for any future periods.  Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Among other things, the outlook for the third quarter of 2011 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES

•      Unaudited Condensed Consolidated Balance Sheets

•      Unaudited Condensed Consolidated Statements of Operations

•      Supplementary Financial Data

•      Supplementary Operating Metrics

•      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of March 31,	As of June 30,	As of June 30,
	2011	2011	2011
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	579,794	446,010	69,004
Accounts receivable, net	119,464	165,153	25,552
Prepaid expenses and other current assets	14,756	22,082	3,416
Deferred tax assets	3,902	4,058	628
Amount due from related parties	49,954	48,654	7,528
Total current assets	767,870	685,957	106,128

Non-current assets
Available-for-sale investments	—	99,149	15,340
Property & equipment,net	168,860	155,614	24,076
Acquired intangible assets, net	325	95	15
Goodwill	16,989	16,989	2,628
Deferred tax assets	7,809	4,141	641
Long-term deposits	2,872	3,041	470
Total non-current assets	196,855	279,029	43,170

Total Assets	964,725	964,986	149,298

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	53,322	72,568	11,227
Accrued employee benefits	25,812	26,613	4,117
Accrued expenses and other payables	63,880	49,284	7,625
Income tax payable	36,958	29,417	4,551
Liabilities for uncertain tax positions	25,724	27,236	4,214
Deferred tax liabilities	79	24	4
Dividend payable	130	130	20
Amounts due to related parties	53,200	57,705	8,928
Share-base compensation liability	—	—	—
Current portion of capital lease obligations	9,823	8,182	1,266
Total current liabilities	268,928	271,159	41,952

Non-current liabilities
Deferred tax liabilities	2	—	—
Non-current portion of capital lease obligations	1,034	999	155
Amounts due to related parties	5,166	5,792	896
Total non-current liabilities	6,202	6,791	1,051

Total Liabilities	275,130	277,950	43,003

Total Shareholders’ equity (deficit)	689,595	687,036	106,295

TOTAL LIABILITIES, MEZZANINE EQUITY & SHAREHOLDERS’ EQUITY (DEFICIT)	964,725	964,986	149,298

Condensed Consolidated Statements of Operations

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	94,419	136,359	148,413	22,962
Cost of revenues	(64,284)	(93,398)	(102,914)	(15,922)

Gross profit	30,135	42,961	45,499	7,040
Sales & marketing expenses	(17,073)	(13,926)	(17,304)	(2,677)
General & administrative expenses	(8,393)	(15,403)	(12,195)	(1,887)
Research & development expenses	(5,812)	(7,721)	(9,084)	(1,405)
Post-acquisition settlement consideration	(20)	(634)	(6,024)	(932)

Operating income/(loss)	(1,163)	5,277	892	139
Interest income	62	443	809	125
Interest expense	(898)	(1,237)	(1,233)	(191)
Other expense	(265)	(836)	(668)	(103)
Foreign exchange gain/(loss), net	12	(104)	(1,934)	(299)

Income/(loss) before income tax	(2,252)	3,543	(2,134)	(329)
Income tax (expense)/benefit	12,948	(343)	(3,546)	(549)

Net income/(loss)	10,696	3,200	(5,680)	(878)

Accretion of redeemable convertible preferred shares to redemption value	(15,710)	—	—	—
Effect of foreign exchange rate movement of redeemable convertible preferred shares	2,666	—	—	—

Net income/(loss) attributable to ordinary shareholders	(2,348)	3,200	(5,680)	(878)

Earnings/(loss) per ordinary share:
Basic	(0.03)	0.01	(0.01)	(0.00)
Diluted	(0.03)	0.01	(0.01)	(0.00)

Earnings/(loss) per ADS:
Basic	(0.44)	0.13	(0.23)	(0.04)
Diluted	(0.44)	0.13	(0.23)	(0.04)

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	84,475,892	385,843,484	388,305,437	388,305,437
Diluted	84,475,892	403,040,025	388,305,437	388,305,437

Pro forma earnings/(loss) per ordinary share (unaudited):
Basic	0.04	n/a	n/a	n/a
Diluted	0.04	n/a	n/a	n/a

Pro forma earnings/(loss) per ADS (unaudited):
Basic	0.59	n/a	n/a	n/a
Diluted	0.59	n/a	n/a	n/a

Weighted average number of ordinary shares used in pro forma earnings/(loss) per share computation (unaudited):
Basic	290,041,317	n/a	n/a	n/a
Diluted	290,041,317	n/a	n/a	n/a

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	42,407	71,944	80,093	12,392
Depreciation of network equipment and amortization of acquired intangible assets	13,920	15,689	15,706	2,430
Payroll and other compensation costs of network operations personnel	5,929	3,522	4,129	639
Other cost of revenues	2,028	2,243	2,986	462
Total cost of revenues	64,284	93,398	102,914	15,923

Allocation of share-based compensation expenses:
Cost of revenues	2,415	716	1,091	169
Sales and marketing expenses	5,220	1,711	2,606	403
General and administrative expenses	4,255	4,258	2,827	437
Research and development expenses	2,294	756	1,152	178
Total share-based compensation expenses	14,184	7,441	7,676	1,187

Depreciation and amortization expenses:
Cost of revenues	14,324	15,689	15,706	2,430
Sales and marketing expenses	185	253	158	24
General and administrative expenses	192	203	219	34
Research and development expenses	44	495	516	80
Total depreciation and amortization expenses	14,745	16,640	16,599	2,568

Capital expenditures, related to additions of property and equipment	12,306	16,336	1,790	277
As a percentage of net revenues	13.0%	12.0%	1.2%	1.2%

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011

Revenues breakdown by industry verticals

Internet and software	30%	26%	23%	20%	21%	23%
Mobile internet	16%	15%	18%	21%	19%	16%
Media and entertainment	24%	29%	29%	30%	31%	31%
Enterprises and e-commerce	25%	26%	27%	25%	26%	27%
Government agencies	5%	4%	3%	4%	3%	3%
Total	100%	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of net revenues	35%	32%	33%	37%	37%	33%

Number of active customers at period end	319	418	454	504	569	617

Number of employees at period end	245	289	319	345	408	442

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB

Adjusted EBITDA – defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, post acquisition settlement consideration and impairment of goodwill,if any, and acquired intangible assets

Net income /(loss)	10,696	3,200	(5,680)
Depreciation	14,051	16,410	16,369
Amortization	694	230	230
Interest expense	898	1,237	1,233
Interest income	(62)	(443)	(809)
Income tax expense/(benefit)	(12,948)	343	3,546
Share-based compensation	14,184	7,441	7,676
Foreign exchange (gain) / loss	(12)	104	1,934
Penalties on uncertain tax positions	263	314	624
Post acquisition settlement consideration	20	634	6,024
Adjusted EBITDA	27,784	29,470	31,147
Margin%	29.4%	21.6%	21.0%
QoQ growth		-3.8%	5.7%
YoY growth		43.7%	12.1%

Adjusted net income – defined as net income before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, post acquisition settlement consideration and impairment of goodwill, if any, and acquired intangible assets

Net income / (loss)	10,696	3,200	(5,680)
Share-based compensation	14,184	7,441	7,676
Foreign exchange (gain) / loss	(12)	104	1,934
Penalties on uncertain tax positions	263	314	624
Post acquisition settlement consideration	20	634	6,024
Adjusted net income	25,151	11,693	10,578
Margin%	26.6%	8.6%	7.1%
QoQ growth		-33.3%	-9.5%
YoY growth		235.6%	-57.9%

Non-GAAP gross profit – defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	30,135	42,961	45,499
Plus: depreciation and amortization	14,324	15,689	15,706
Plus: Share-based compensation	2,415	716	1,091
Non-GAAP gross profit	46,874	59,366	62,296
Margin%	49.6%	43.5%	42.0%
QoQ growth		6.7%	4.9%
YoY growth		58.8%	32.9%

Non-GAAP cost of revenues – defined as cost of revenues before share-based compensation expense

Cost of revenues	64,284	93,398	102,914
Minus: Share-based compensation	(2,415)	(716)	(1,091)
Non-GAAP cost of revenues	61,869	92,682	101,823
% of net revenues	65.5%	68.0%	68.6%
QoQ growth		11.0%	9.9%
YoY growth		75.0%	64.6%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
Non-GAAP operating expenses – defined as operating expenses before share-based compensation expense

Sales & marketing expenses	17,073	13,926	17,304
Minus: Share-based compensation	(5,220)	(1,711)	(2,606)
Non-GAAP sales & marketing expenses	11,853	12,215	14,698
% of net revenues	12.6%	9.0%	9.9%
QoQ growth		-24.4%	20.3%
YoY growth		54.2%	24.0%

General & administrative expenses	8,393	15,403	12,195
Minus: Share-based compensation	(4,255)	(4,258)	(2,827)
Non-GAAP general & administrative expenses	4,138	11,145	9,368
% of net revenues	4.4%	8.2%	6.3%
QoQ growth		39.2%	-15.9%
YoY growth		84.3%	126.4%

Research & development expenses	5,812	7,721	9,084
Minus: Share-based compensation	(2,294)	(756)	(1,152)
Non-GAAP research & development expenses	3,518	6,965	7,932
% of net revenues	3.7%	5.1%	5.3%
QoQ growth		14.1%	13.9%
YoY growth		108.0%	125.5%

Non-GAAP operating profit/(loss) – defined as GAAP operating profit/(loss) before share-based compensation expense and post acquisition settlement consideration

Operating income / (loss)	(1,163)	5,277	892
Plus: Share-based compensation	14,184	7,441	7,676
Plus: Post acquisition settlement consideration	20	634	6,024
Non-GAAP operating profit	13,041	13,352	14,592
Margin%	13.8%	9.8%	9.8%
QoQ growth		30.8%	9.3%
YoY growth		136.4%	11.9%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calculated based upon adjusted net income divided by weighted average number of ordinary shares

Adjusted net income	25,151	11,693	10,578
Weighted average number of ordinary shares used in earnings per share computation:
Basic	84,475,892	358,843,484	388,305,437
Diluted	84,475,892	403,040,025	402,645,843
Earnings per ordinary share:
Basic	0.30	0.03	0.03
Diluted	0.30	0.03	0.03
Earnings per ADS:
Basic	4.76	0.48	0.44
Diluted	4.76	0.46	0.42

CONTACT:	For investor and media inquiries please contact:
Ms. Yue YU
Brunswick Group LLP
Tel: +86 (10) 6566-2256
Email: chinacache@brunswickgroup.com

Ms. Cindy ZHENG
Brunswick Group LLP
Tel: +1 (212) 333-3810
Email: chinacache@brunswickgroup.com

Source: ChinaCache International Holdings Ltd.